U.S. Securities and Exchange Commission
Washington, D.C. 20549

03020680

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# FORM SE

## FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Funding Mortage Securities I, Inc.
Exact Name of Registrant as Specified in Charter

0000774352
Registrant CIK Number

5-23-03
Current Report on Form 8-K 2003-S7
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-82332
SEC File Number of Registration Statement

RECD S.E.C.
MAY 27 2003
1086

Name of Person Filing the Document
(if Other than the Registrant)

**SIGNATURES**

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 22nd day of May, 2003.

Residential Funding Mortgage Securities I, Inc.
(Registrant)

By: ______________________
Julie Malanoski
Vice President

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2003, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

______________________
(Title)

## NOTICE(Continued)

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.**

EXHIBIT INDEX

| EXHIBIT NO. | DESCRIPTION | FORMAT |
|---|---|---|
| 99.1 | Computational Materials | P* |

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

# RFMSI 2003-S7 Computational Materials (05-19-03)

```
Pmt Rule
--------

1  Pay B1, B2, B3, B4, B5, B6 pro-rata until balance is reduced to zero with junior principal defined below

2  Pay A7, A9, pro-rata, a percentage, defined here, of the remaining principal

   The percentage is the product of 1) the fraction, the numerator of which is the sum of A7, A9 balance and the denominator is the
total senior
   balance, prior to payment on that payment date, and 2) the percentage defined below.

   Period          Percentage
   61 - 72         30%
   73 - 84         40%
   85 - 96         60%
   97 - 108        80%
   109 and after   100%

3a Accrete A8

3b Pay to the following with A8 interest
   i)   Pay A2, A15 pro-rata
   ii)  Pay A8

4a Accrete A19

4b Pay to the following with A19 interest
   i)   Pay A17, A16 pro-rata
   ii)  Pay A19

5a Pay concurrently to the following
   (NOTE: After the bonds in 5a.iv) are paid off, the amount allocated to 5a.iv) will be distributed according to 5b, 5c, 5d)
   i)    Pay A1 with 0.120265780730897 of the amount avail to 5a)
   ii)   Pay to the following with 0.0601878857142857 of the amount avail to 5a)
       x) if the sum of the beginning A10, A11 balances is greater than 16,800,000,
              Pay A10, A11 pro-rata with the amount available to 5aii)
          otherwise
              1 Pay A10, A11 pro-rata with 0.10 of the amount availble to 5aii)
              2 Pay A13 with 0.90 of the amount availble to 5aii)
       y) Pay A10, A11 pro-rata with the remaining amount after payment to 5aiix)
   iii) Pay to the following with 0.641672633887043 of the amount avail to 5a)
```

```
      x) Pay A14, A20, A21, A22, A23, A24, A25, A26 pro-rata with 0.710331682010208 of the amount available to 5aiii)
      y) Pay to the following with 0.289668317989792 of the amount available to 5aiii)
             1 Pay A17, A16 pro-rata $1,050,000
             2 Pay A19
             2 Pay A17, A16 pro-rata
   iv)  Pay to the following with 0.177873699667774 of the amount avail to 5a)
      x) Pay A2, A15 pro-rata $990,000
      y) Pay A8
      x) Pay A2, A15 pro-rata

5b Pay concurrently to the following
   i)   Pay A1 with 0.335631023763296 of the amount avail to 5b)
   ii)  Pay to the following with 0.167968989829575 of the amount avail to 5b)
      x) if the sum of the beginning A10, A11 balances is greater than 16,800,000,
             Pay A10, A11 pro-rata with the amount available to 5bii)
         otherwise
             1 Pay A10, A11 pro-rata with 0.10 of the amount available to 5bii)
             2 Pay A13 with 0.90 of the amount available to 5bii)
      y) Pay A10, A11 pro-rata with the remaining amount after payment to 5biix)
   iii) Pay to the following with 0.496399986407129 of the amount avail to 5b)
      x) Pay A2, A15 pro-rata the remainder of the $990,000 not paid out in 5a.iv.x
      y) Pay A8
      x) Pay A2, A15 pro-rata

5c Pay concurrently to the following
   i)   Pay to the following with 0.252824854617731 of the amount avail to 5c)
      x) if the sum of the beginning A10, A11 balances is greater than 16,800,000,
             Pay A10, A11 pro-rata with the amount available to 5cii)
         otherwise
             1 Pay A10, A11 pro-rata with 0.10 of the amount available to 5cii)
             2 Pay A13 with 0.90 of the amount available to 5cii)
      y) Pay A10, A11 pro-rata with the remaining amount after payment to 5ciix)
   ii)  Pay to the following with 0.747175145382269 of the amount avail to 5c)
      x) Pay A2, A15 pro-rata the remainder of the $990,000 not paid out in 5b.iii.x
      y) Pay A8
      x) Pay A2, A15 pro-rata

5d Pay to the following with the amount avail to 5d)
      x) Pay A2, A15 pro-rata the remainder of the $990,000 not paid out in 5c.ii.x
      y) Pay A8
      x) Pay A2, A15 pro-rata

6  Pay A4 with the remaining principal

7  Pay A5, A6 pro-rata with the remaining principal
```

8 Pay A7, A9 pro-rata with the remaining principal

9 Pay B1, B2, B3, B4, B5, B6 pro-rata until balance is reduced to zero with the remaining principal

PO Principal

The amount of principal received from the PO Strip is the difference between the last period PO Bal and the end of period PO Balance. The end of period PO balance is the The product of 1) the the collateral balance after payment of this payment date, 2) PO Ratio.

PO Ratio

The fraction, the numerator of which is the positive difference between the Pass Thru Rate and the Net WAC of the Discount Collateral Group and the denominator is the Pass Thru rate.

Senior Principal

The sum of 1) a fraction, the numerator of which is the total senior balance and the denominator is the total bond balance, prior to payment on that payment date, of schedule principal, 2) a percentage, defined below, of prepayment

The percentage is the sum of 1) the fraction, the numerator of which is the total senior balance and the denominator is the total bond balance, prior to payment on that payment date, 2) the product of i) the fraction, the numerator of which is the total junior balance and the denominator is the total bond balance, prior to payment on that payment date, and ii) the percentage defined below

| Period | Percentage |
|---|---|
| 61 - 72 | 70% |
| 73 - 84 | 60% |
| 85 - 96 | 40% |
| 97 - 108 | 20% |
| 109 and after | 0% |

Junior Principal

Total principal received minus senior principal

Pass Thru Rate

5.50%

XS Interest

XS receives the excess of i) Net Interest received over ii) Mortgage Balance * Pass Thru Rate / 12

A12 Notional Bal

= A11 Bal

A3 Notional Bal

= A2 Bal

A18 Notional Bal
= A16 Bal

A27 Notional Bal
= A26 Bal

| Class/Comp | Coupon | Cap | Floor | Delay | Formula | 1st Reset |
|---|---|---|---|---|---|---|
| A2 | 1.7500000000 | 8.0000000000 | 0.4500000000 | 0 | LIB1 + 0.45 | 20030625 |
| A3 | 6.2500000000 | 7.5500000000 | 0.0000000000 | 0 | 7.55 - LIB1 | 20030625 |
| A11 | 1.7500000000 | 8.0000000000 | 0.4500000000 | 0 | LIB1 + 0.45 | 20030625 |
| A12 | 6.2500000000 | 7.5500000000 | 0.0000000000 | 0 | 7.55 - LIB1 | 20030625 |
| A16 | 1.7500000000 | 8.0000000000 | 0.4500000000 | 0 | LIB1 + 0.45 | 20030625 |
| A18 | 6.2500000000 | 7.5500000000 | 0.0000000000 | 0 | 7.55 - LIB1 | 20030625 |
| A26 | 1.7000000000 | 8.0000000000 | 0.4000000000 | 0 | LIB1 + 0.4 | 20030625 |
| A27 | 6.3000000000 | 7.6000000000 | 0.0000000000 | 0 | 7.6 - LIB1 | 20030625 |

## Summary

| COLLATERAL : | Coupon | Amount | WAC | WAM | Age |
|---|---|---|---|---|---|
| 30YR WL | 5.750% | 1,025,641,026 | 6.000% | 29-10 | 0- 2 |

SETTLEMENT : MAY 30, 2003
FIRST PAY : JUN 25, 2003

PREPAY : 300% PSA

LIB1 : 1.30000% LIB1 INDEX

PRICING : 300 PSA

U.S. Treasury Yield Curve :

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Year : | 0.252 | 0.482 | 1.962 | 3.003 | 5.005 | 10.003 | 27.759 |
| Yield : | 1.078 | 1.116 | 1.451 | 1.810 | 2.570 | 3.625 | 4.630 |

| | | Par Amount | Eff. Coupon | Days To 1st Pmt | Days To Sett | Yrs Of Principal Paydown: From | To | Avg Life | Mod. Duration | $/.01 | Price | Cash Flow Yield | Spreads Off Tsys: Year | Sprd | Price Sensitivity B.P. | $ Change |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ASSET | | 1,025,641,026 | 5.7500 | | | 6/03- | 3/33 | 5.58 | | | | | | | | |
| CMOs | | 1,025,641,026 | 5.7500 | | | 6/03- | 3/33 | 5.58 | | | | | | | | |
| A1 | | 100,000,000 | 5.5000 | 54 | 29 | 6/03- | 7/13 | 3.99 | | | | | | | | |
| A2 | -F | 60,000,000 | 1.7500 | 30 | 5 | 6/03- | 9/15 | 5.41 | | | | | | | | |
| A3 | -QI | 60,000,000NP | 6.2500 | 30 | 5 | 6/03- | 9/15 | 5.41 | | | | | | | | |
| A4 | | 18,000,000 | 5.5000 | 54 | 29 | 9/15- | 7/17 | 13.17 | | | | | | | | |
| A5 | | 31,610,000 | 5.5000 | 54 | 29 | 7/17- | 3/33 | 17.99 | | | | | | | | |
| A6 | | 372,000 | 5.5000 | 54 | 29 | 7/17- | 3/33 | 17.99 | | | | | | | | |
| A7 | | 77,564,000 | 5.5000 | 54 | 29 | 6/08- | 3/33 | 11.00 | | | | | | | | |
| A8 | | 14,880,000 | 5.5000 | 54 | 29 | 1/04- | 8/05 | 1.69 | | | | | | | | |
| A9 | | 25,000,000 | 5.5000 | 54 | 29 | 6/08- | 3/33 | 11.00 | | | | | | | | |
| A10 | | 28,000,000 | 4.5000 | 54 | 29 | 6/03- | 8/14 | 4.59 | | | | | | | | |
| A11 | -F | 11,200,000 | 1.7500 | 30 | 5 | 6/03- | 8/14 | 4.59 | | | | | | | | |
| A12 | -QI | 11,200,000NP | 6.2500 | 30 | 5 | 6/03- | 8/14 | 4.59 | | | | | | | | |
| A13 | | 15,384,198 | 5.5000 | 54 | 29 | 8/06- | 5/09 | 4.42 | | | | | | | | |
| A14 | | 18,989,802 | 5.5000 | 54 | 29 | 6/03- | 2/11 | 3.46 | | | | | | | | |
| A15 | | 100,000,000 | 4.0000 | 54 | 29 | 6/03- | 9/15 | 5.41 | | | | | | | | |
| A16 | -F | 60,000,000 | 1.7500 | 30 | 5 | 6/03- | 1/13 | 4.75 | | | | | | | | |
| A17 | | 100,000,000 | 4.0000 | 54 | 29 | 6/03- | 1/13 | 4.75 | | | | | | | | |
| A18 | -QI | 60,000,000NP | 6.2500 | 30 | 5 | 6/03- | 1/13 | 4.75 | | | | | | | | |
| A19 | | 15,000,000 | 5.5000 | 54 | 29 | 1/04- | 8/05 | 1.69 | | | | | | | | |
| A20 | | 40,000,000 | 4.0000 | 54 | 29 | 6/03- | 2/11 | 3.46 | | | | | | | | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| A21 | | 40,000,000 | 4.2500 | 54 | 29 | 6/03- 2/11 | 3.46 |
| A22 | | 40,000,000 | 4.5000 | 54 | 29 | 6/03- 2/11 | 3.46 |
| A23 | | 40,000,000 | 4.7500 | 54 | 29 | 6/03- 2/11 | 3.46 |
| A24 | | 40,000,000 | 5.0000 | 54 | 29 | 6/03- 2/11 | 3.46 |
| A25 | | 40,000,000 | 5.2500 | 54 | 29 | 6/03- 2/11 | 3.46 |
| A26 | -F | 84,000,000 | 1.7000 | 30 | 5 | 6/03- 2/11 | 3.46 |
| A27 | -QI | 84,000,000NP | 6.3000 | 30 | 5 | 6/03- 2/11 | 3.46 |
| B-1-PPLO | | 25,641,026 | 5.5000 | 54 | 29 | 6/03- 3/33 | 10.30 |
| B-2-PPLO | | 0 | 0.0000 | 54 | 29 | 5/03- 5/03 | 0.00 |
| B-3-PPLO | | 0 | 0.0000 | 54 | 29 | 5/03- 5/03 | 0.00 |
| B-4-PPLO | | 0 | 0.0000 | 54 | 29 | 5/03- 5/03 | 0.00 |
| B-5-PPLO | | 0 | 0.0000 | 54 | 29 | 5/03- 5/03 | 0.00 |
| B-6-PPLO | | 0 | 0.0000 | 54 | 29 | 5/03- 5/03 | 0.00 |
| XS | - I | 1,025,641,026NP | 0.2500 | 54 | 29 | 6/03- 3/33 | 5.58 |

Salomon Smith Barney

Mon May 19, 2003 11:48:59

TRANCHE : A1
AMOUNT : 100,000,000
COUPON : 5.50000

YIELD TABLE

SETTLE DATE : 05/30/2003
FIRST PAYMENT DATE : 06/25/2003

| PSA | 0 | 100 | 300 | 400 | 500 |
|---|---|---|---|---|---|
| 100.00000 | 5.529 | 5.507 | 5.455 | 5.431 | 5.409 |
| 100.06250 | 5.523 | 5.497 | 5.436 | 5.408 | 5.383 |
| 100.12500 | 5.517 | 5.488 | 5.418 | 5.385 | 5.357 |
| 100.18750 | 5.511 | 5.478 | 5.400 | 5.363 | 5.330 |
| 100.25000 | 5.505 | 5.469 | 5.381 | 5.340 | 5.304 |
| 100.31250 | 5.499 | 5.459 | 5.363 | 5.318 | 5.278 |
| 100.37500 | 5.493 | 5.450 | 5.345 | 5.295 | 5.252 |
| 100.43750 | 5.487 | 5.440 | 5.326 | 5.273 | 5.226 |
| 100.50000 | 5.482 | 5.431 | 5.308 | 5.251 | 5.200 |
| 100.56250 | 5.476 | 5.421 | 5.290 | 5.228 | 5.174 |
| 100.62500 | 5.470 | 5.412 | 5.271 | 5.206 | 5.148 |
| 100.68750 | 5.464 | 5.402 | 5.253 | 5.183 | 5.122 |
| 100.75000 | 5.458 | 5.393 | 5.235 | 5.161 | 5.096 |
| 100.81250 | 5.452 | 5.383 | 5.217 | 5.139 | 5.070 |
| 100.87500 | 5.446 | 5.374 | 5.199 | 5.116 | 5.044 |
| 100.93750 | 5.441 | 5.364 | 5.180 | 5.094 | 5.018 |
| 101.00000 | 5.435 | 5.355 | 5.162 | 5.072 | 4.992 |
| 101.06250 | 5.429 | 5.345 | 5.144 | 5.050 | 4.966 |
| 101.12500 | 5.423 | 5.336 | 5.126 | 5.028 | 4.941 |
| 101.18750 | 5.417 | 5.327 | 5.108 | 5.005 | 4.915 |
| 101.25000 | 5.412 | 5.317 | 5.090 | 4.983 | 4.889 |
| 101.31250 | 5.406 | 5.308 | 5.072 | 4.961 | 4.863 |
| 101.37500 | 5.400 | 5.299 | 5.054 | 4.939 | 4.838 |
| 101.43750 | 5.394 | 5.289 | 5.036 | 4.917 | 4.812 |
| 101.50000 | 5.388 | 5.280 | 5.018 | 4.895 | 4.786 |
| 101.56250 | 5.383 | 5.270 | 5.000 | 4.873 | 4.761 |

| | | | | | |
|---|---|---|---|---|---|
| 101.62500 | 5.377 | 5.261 | 4.982 | 4.851 | 4.735 |
| 101.68750 | 5.371 | 5.252 | 4.964 | 4.829 | 4.709 |
| 101.75000 | 5.365 | 5.243 | 4.946 | 4.807 | 4.684 |
| 101.81250 | 5.360 | 5.233 | 4.928 | 4.785 | 4.658 |
| 101.87500 | 5.354 | 5.224 | 4.910 | 4.763 | 4.633 |
| 101.93750 | 5.348 | 5.215 | 4.892 | 4.741 | 4.607 |
| 102.00000 | 5.342 | 5.205 | 4.874 | 4.719 | 4.582 |
| WAL | 18.13 | 9.30 | 3.99 | 3.15 | 2.66 |
| DUR @ | | | | | |
| 101.00000 | 10.59 | 6.54 | 3.40 | 2.77 | 2.38 |
| START | 6/03 | 6/03 | 6/03 | 6/03 | 6/03 |
| END | 12/31 | 9/26 | 7/13 | 5/10 | 11/08 |

TRANCHE : A5
AMOUNT : 31,610,000
COUPON : 5.50000

YIELD TABLE

SETTLE DATE : 05/30/2003
FIRST PAYMENT DATE : 06/25/2003

| PSA | 0 | 100 | 300 | 400 | 500 |
|---|---|---|---|---|---|
| 99.53125 | 5.571 | 5.571 | 5.573 | 5.575 | 5.581 |
| 99.59375 | 5.566 | 5.566 | 5.567 | 5.568 | 5.570 |
| 99.65625 | 5.562 | 5.562 | 5.561 | 5.561 | 5.559 |
| 99.71875 | 5.557 | 5.557 | 5.556 | 5.554 | 5.549 |
| 99.78125 | 5.553 | 5.553 | 5.550 | 5.546 | 5.538 |
| 99.84375 | 5.549 | 5.548 | 5.544 | 5.539 | 5.527 |
| 99.90625 | 5.544 | 5.544 | 5.539 | 5.532 | 5.517 |
| 99.96875 | 5.540 | 5.540 | 5.533 | 5.525 | 5.506 |
| 100.03125 | 5.536 | 5.535 | 5.527 | 5.518 | 5.495 |
| 100.09375 | 5.531 | 5.531 | 5.522 | 5.511 | 5.484 |
| 100.15625 | 5.527 | 5.526 | 5.516 | 5.504 | 5.474 |
| 100.21875 | 5.523 | 5.522 | 5.511 | 5.496 | 5.463 |
| 100.28125 | 5.518 | 5.517 | 5.505 | 5.489 | 5.452 |
| 100.34375 | 5.514 | 5.513 | 5.499 | 5.482 | 5.442 |
| 100.40625 | 5.510 | 5.509 | 5.494 | 5.475 | 5.431 |
| 100.46875 | 5.505 | 5.504 | 5.488 | 5.468 | 5.420 |
| 100.53125 | 5.501 | 5.500 | 5.483 | 5.461 | 5.410 |
| 100.59375 | 5.497 | 5.495 | 5.477 | 5.454 | 5.399 |
| 100.65625 | 5.492 | 5.491 | 5.471 | 5.447 | 5.389 |
| 100.71875 | 5.488 | 5.487 | 5.466 | 5.440 | 5.378 |
| 100.78125 | 5.484 | 5.482 | 5.460 | 5.433 | 5.367 |
| 100.84375 | 5.479 | 5.478 | 5.455 | 5.425 | 5.357 |
| 100.90625 | 5.475 | 5.473 | 5.449 | 5.418 | 5.346 |
| 100.96875 | 5.471 | 5.469 | 5.444 | 5.411 | 5.336 |
| 101.03125 | 5.466 | 5.465 | 5.438 | 5.404 | 5.325 |
| 101.09375 | 5.462 | 5.460 | 5.432 | 5.397 | 5.315 |
| 101.15625 | 5.458 | 5.456 | 5.427 | 5.390 | 5.304 |

| | | | | | |
|---|---|---|---|---|---|
| 101.21875 | 5.454 | 5.452 | 5.421 | 5.383 | 5.293 |
| 101.28125 | 5.449 | 5.447 | 5.416 | 5.376 | 5.283 |
| 101.34375 | 5.445 | 5.443 | 5.410 | 5.369 | 5.272 |
| 101.40625 | 5.441 | 5.439 | 5.405 | 5.362 | 5.262 |
| 101.46875 | 5.437 | 5.434 | 5.399 | 5.355 | 5.251 |
| 101.53125 | 5.432 | 5.430 | 5.394 | 5.348 | 5.241 |
| WAL | 29.61 | 28.36 | 17.99 | 12.50 | 7.23 |
| DUR @ 100.53125 | 14.33 | 14.07 | 11.08 | 8.72 | 5.82 |
| START | 9/32 | 5/30 | 7/17 | 8/12 | 12/09 |
| END | 3/33 | 3/33 | 3/33 | 3/33 | 12/11 |

TRANCHE : A7
AMOUNT : 77,564,000
COUPON : 5.50000

YIELD TABLE

SETTLE DATE : 05/30/2003
FIRST PAYMENT DATE : 06/25/2003

| PSA | 0 | 100 | 300 | 400 | 500 |
|---|---|---|---|---|---|
| 101.71875 | 5.389 | 5.353 | 5.300 | 5.280 | 5.262 |
| 101.78125 | 5.384 | 5.347 | 5.292 | 5.272 | 5.253 |
| 101.84375 | 5.379 | 5.341 | 5.285 | 5.263 | 5.244 |
| 101.90625 | 5.373 | 5.335 | 5.277 | 5.255 | 5.235 |
| 101.96875 | 5.368 | 5.329 | 5.269 | 5.247 | 5.226 |
| 102.03125 | 5.363 | 5.323 | 5.261 | 5.238 | 5.217 |
| 102.09375 | 5.358 | 5.316 | 5.254 | 5.230 | 5.208 |
| 102.15625 | 5.353 | 5.310 | 5.246 | 5.222 | 5.199 |
| 102.21875 | 5.348 | 5.304 | 5.238 | 5.213 | 5.190 |
| 102.28125 | 5.343 | 5.298 | 5.230 | 5.205 | 5.182 |
| 102.34375 | 5.338 | 5.292 | 5.223 | 5.197 | 5.173 |
| 102.40625 | 5.333 | 5.286 | 5.215 | 5.188 | 5.164 |
| 102.46875 | 5.327 | 5.280 | 5.207 | 5.180 | 5.155 |
| 102.53125 | 5.322 | 5.273 | 5.200 | 5.172 | 5.146 |
| 102.59375 | 5.317 | 5.267 | 5.192 | 5.164 | 5.137 |
| 102.65625 | 5.312 | 5.261 | 5.184 | 5.155 | 5.129 |
| 102.71875 | 5.307 | 5.255 | 5.176 | 5.147 | 5.120 |
| 102.78125 | 5.302 | 5.249 | 5.169 | 5.139 | 5.111 |
| 102.84375 | 5.297 | 5.243 | 5.161 | 5.131 | 5.102 |
| 102.90625 | 5.292 | 5.237 | 5.153 | 5.122 | 5.093 |
| 102.96875 | 5.287 | 5.231 | 5.146 | 5.114 | 5.085 |
| 103.03125 | 5.282 | 5.225 | 5.138 | 5.106 | 5.076 |
| 103.09375 | 5.277 | 5.218 | 5.131 | 5.098 | 5.067 |
| 103.15625 | 5.272 | 5.212 | 5.123 | 5.089 | 5.058 |
| 103.21875 | 5.267 | 5.206 | 5.115 | 5.081 | 5.050 |
| 103.28125 | 5.262 | 5.200 | 5.108 | 5.073 | 5.041 |
| 103.34375 | 5.257 | 5.194 | 5.100 | 5.065 | 5.032 |

| | | | | | |
|---|---|---|---|---|---|
| 103.40625 | 5.252 | 5.188 | 5.092 | 5.057 | 5.023 |
| 103.46875 | 5.246 | 5.182 | 5.085 | 5.048 | 5.015 |
| 103.53125 | 5.241 | 5.176 | 5.077 | 5.040 | 5.006 |
| 103.59375 | 5.236 | 5.170 | 5.070 | 5.032 | 4.997 |
| 103.65625 | 5.231 | 5.164 | 5.062 | 5.024 | 4.988 |
| 103.71875 | 5.226 | 5.158 | 5.054 | 5.016 | 4.980 |
| WAL | 20.94 | 15.64 | 11.00 | 9.87 | 9.03 |
| DUR @ 102.71875 | 11.93 | 9.92 | 7.89 | 7.33 | 6.88 |
| START | 6/08 | 6/08 | 6/08 | 6/08 | 6/08 |
| END | 3/33 | 3/33 | 3/33 | 3/33 | 3/33 |

Salomon Smith Barney

Mon May 19, 2003 11:48:59

TRANCHE : A9
AMOUNT : 25,000,000
COUPON : 5.50000

YIELD TABLE

SETTLE DATE : 05/30/2003
FIRST PAYMENT DATE : 06/25/2003

| PSA | 0 | 100 | 300 | 400 | 500 |
|---|---|---|---|---|---|
| 101.71875 | 5.389 | 5.353 | 5.300 | 5.280 | 5.262 |
| 101.78125 | 5.384 | 5.347 | 5.292 | 5.272 | 5.253 |
| 101.84375 | 5.379 | 5.341 | 5.285 | 5.263 | 5.244 |
| 101.90625 | 5.373 | 5.335 | 5.277 | 5.255 | 5.235 |
| 101.96875 | 5.368 | 5.329 | 5.269 | 5.247 | 5.226 |
| 102.03125 | 5.363 | 5.323 | 5.261 | 5.238 | 5.217 |
| 102.09375 | 5.358 | 5.316 | 5.254 | 5.230 | 5.208 |
| 102.15625 | 5.353 | 5.310 | 5.246 | 5.222 | 5.199 |
| 102.21875 | 5.348 | 5.304 | 5.238 | 5.213 | 5.190 |
| 102.28125 | 5.343 | 5.298 | 5.230 | 5.205 | 5.182 |
| 102.34375 | 5.338 | 5.292 | 5.223 | 5.197 | 5.173 |
| 102.40625 | 5.333 | 5.286 | 5.215 | 5.188 | 5.164 |
| 102.46875 | 5.327 | 5.280 | 5.207 | 5.180 | 5.155 |
| 102.53125 | 5.322 | 5.273 | 5.200 | 5.172 | 5.146 |
| 102.59375 | 5.317 | 5.267 | 5.192 | 5.164 | 5.137 |
| 102.65625 | 5.312 | 5.261 | 5.184 | 5.155 | 5.129 |
| 102.71875 | 5.307 | 5.255 | 5.176 | 5.147 | 5.120 |
| 102.78125 | 5.302 | 5.249 | 5.169 | 5.139 | 5.111 |
| 102.84375 | 5.297 | 5.243 | 5.161 | 5.131 | 5.102 |
| 102.90625 | 5.292 | 5.237 | 5.153 | 5.122 | 5.093 |
| 102.96875 | 5.287 | 5.231 | 5.146 | 5.114 | 5.085 |
| 103.03125 | 5.282 | 5.225 | 5.138 | 5.106 | 5.076 |
| 103.09375 | 5.277 | 5.218 | 5.131 | 5.098 | 5.067 |
| 103.15625 | 5.272 | 5.212 | 5.123 | 5.089 | 5.058 |
| 103.21875 | 5.267 | 5.206 | 5.115 | 5.081 | 5.050 |
| 103.28125 | 5.262 | 5.200 | 5.108 | 5.073 | 5.041 |
| 103.34375 | 5.257 | 5.194 | 5.100 | 5.065 | 5.032 |

| | | | | | |
|---|---|---|---|---|---|
| 103.40625 | 5.252 | 5.188 | 5.092 | 5.057 | 5.023 |
| 103.46875 | 5.246 | 5.182 | 5.085 | 5.048 | 5.015 |
| 103.53125 | 5.241 | 5.176 | 5.077 | 5.040 | 5.006 |
| 103.59375 | 5.236 | 5.170 | 5.070 | 5.032 | 4.997 |
| 103.65625 | 5.231 | 5.164 | 5.062 | 5.024 | 4.988 |
| 103.71875 | 5.226 | 5.158 | 5.054 | 5.016 | 4.980 |
| WAL | 20.94 | 15.64 | 11.00 | 9.87 | 9.03 |
| DUR @ 102.71875 | 11.93 | 9.92 | 7.89 | 7.33 | 6.88 |
| START | 6/08 | 6/08 | 6/08 | 6/08 | 6/08 |
| END | 3/33 | 3/33 | 3/33 | 3/33 | 3/33 |

TRANCHE : A15
AMOUNT : 100,000,000
COUPON : 4.00000

YIELD TABLE

SETTLE DATE : 05/30/2003
FIRST PAYMENT DATE : 06/25/2003

| PSA | 0 | 100 | 300 | 400 | 500 |
|---|---|---|---|---|---|
| 98.81250 | 4.119 | 4.172 | 4.235 | 4.291 | 4.341 |
| 98.87500 | 4.113 | 4.163 | 4.221 | 4.274 | 4.320 |
| 98.93750 | 4.107 | 4.153 | 4.208 | 4.256 | 4.299 |
| 99.00000 | 4.102 | 4.144 | 4.194 | 4.239 | 4.278 |
| 99.06250 | 4.096 | 4.134 | 4.180 | 4.221 | 4.257 |
| 99.12500 | 4.090 | 4.125 | 4.166 | 4.203 | 4.236 |
| 99.18750 | 4.084 | 4.115 | 4.153 | 4.186 | 4.215 |
| 99.25000 | 4.078 | 4.106 | 4.139 | 4.168 | 4.194 |
| 99.31250 | 4.072 | 4.097 | 4.125 | 4.151 | 4.173 |
| 99.37500 | 4.067 | 4.087 | 4.112 | 4.133 | 4.153 |
| 99.43750 | 4.061 | 4.078 | 4.098 | 4.116 | 4.132 |
| 99.50000 | 4.055 | 4.068 | 4.084 | 4.098 | 4.111 |
| 99.56250 | 4.049 | 4.059 | 4.071 | 4.081 | 4.090 |
| 99.62500 | 4.043 | 4.050 | 4.057 | 4.064 | 4.069 |
| 99.68750 | 4.038 | 4.040 | 4.043 | 4.046 | 4.049 |
| 99.75000 | 4.032 | 4.031 | 4.030 | 4.029 | 4.028 |
| 99.81250 | 4.026 | 4.022 | 4.016 | 4.011 | 4.007 |
| 99.87500 | 4.020 | 4.012 | 4.003 | 3.994 | 3.987 |
| 99.93750 | 4.015 | 4.003 | 3.989 | 3.977 | 3.966 |
| 100.00000 | 4.009 | 3.994 | 3.976 | 3.959 | 3.945 |
| 100.06250 | 4.003 | 3.984 | 3.962 | 3.942 | 3.925 |
| 100.12500 | 3.997 | 3.975 | 3.949 | 3.925 | 3.904 |
| 100.18750 | 3.992 | 3.966 | 3.935 | 3.908 | 3.883 |
| 100.25000 | 3.986 | 3.956 | 3.922 | 3.890 | 3.863 |
| 100.31250 | 3.980 | 3.947 | 3.908 | 3.873 | 3.842 |
| 100.37500 | 3.975 | 3.938 | 3.895 | 3.856 | 3.822 |
| 100.43750 | 3.969 | 3.929 | 3.881 | 3.839 | 3.801 |

| | | | | | |
|---|---|---|---|---|---|
| 100.50000 | 3.963 | 3.919 | 3.868 | 3.821 | 3.731 |
| 100.56250 | 3.957 | 3.910 | 3.854 | 3.804 | 3.760 |
| 100.62500 | 3.952 | 3.901 | 3.841 | 3.787 | 3.740 |
| 100.68750 | 3.946 | 3.892 | 3.828 | 3.770 | 3.719 |
| 100.75000 | 3.940 | 3.883 | 3.814 | 3.753 | 3.699 |
| 100.81250 | 3.935 | 3.873 | 3.801 | 3.736 | 3.678 |
| WAL | 15.56 | 8.50 | 5.41 | 4.06 | 3.33 |
| DUR @ 99.81250 | 10.83 | 6.68 | 4.60 | 3.59 | 3.02 |
| START | 6/03 | 6/03 | 6/03 | 6/03 | 6/03 |
| END | 10/28 | 8/22 | 9/15 | 6/11 | 6/09 |